AKERNA CORP.

1601 Arapahoe St.

Denver, Colorado 80202

October 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Jan Woo, Legal Branch Chief

Re:	Akerna Corp. Amendment No. 1 to Registration Statement on Form S-3 Filed August 27, 2019 File: No. 333-232694

Dear Ms. Woo:

Akerna Corp. (the “Company”, “Akerna”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 10, 2019, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-3 previously filed for the Staff’s review on August 27, 2019 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Company’s Amendment No. 2 to Registration Statement on Form S-3 (the “Amended Registration Statement”), which is being submitted with the Commission contemporaneously with the filing of this letter.

Amendment No. 1 to Registration Statement on Form S-3

Risk Factors

Our amended and restated certificate of incorporation provides ..., page 27

1.	Please revise your risk factor to clarify whether your exclusive forum provision would apply to derivative lawsuits based on claims under the federal securities laws. The risk factor should also clarify whether federal courts would have jurisdiction over these derivative lawsuits should the state courts in Delaware be found to lack jurisdiction. As noted in prior comment 2, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

We have revised the risk factor accordingly on page 32 of the Amended Registration Statement.

Plan of Distribution

Lock-Up Agreement, page 35

2.	Your response to prior comment 3 refers to "various selling stockholders are subject to the Lock-Up Agreement." Please identify the selling stockholders that are subject to the Lock-Up Agreement and quantify how much of the 5,798,692 shares of common stock being registered would be restricted from resale under the Lock-Up Agreement.

We have provided the requested information on page 40 of the Amended Registration Statement.

Incorporation of Documents By Reference, page 38

3.	We note your response to prior comment 4 that your March 31, 2019 and 2018 interim financial statements were filed with your Form 8-K filed on June 21, 2019, and that Form 8-K is incorporated by reference to your registration statement. Please be aware that your eligibility to file on Form S-3 is partly based on the periodic reporting history of MTech Acquisition Corp. You assumed the reporting history of MTech as its successor corporation through Rule 12g-3, as disclosed in your Form 8-K filed on June 21, 2019. As such, please incorporate all of the MTech periodic reports filed since the end its last completed fiscal year. Please refer to Item 12, Incorporation of Certain Information by Reference and General Instructions I.A on Form S-3.

We have incorporated by reference the requested reports of MTech on page 43 of the Amended Registration Statement.

As per the Staff’s request, we note that we simultaneously filed with the Amended Registration Statement a Current Report on Form 8-K12B, which provides that Akerna is the successor issuer to MTech and that pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Akerna’s shares of common stock and warrants are deemed registered under Section 12(b) of the Exchange Act.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Tamar Donikyan, Esq. at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Jessica Billingsley
Jessica Billingsley, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP